UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Kala Pharmaceuticals, Inc.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

483119103

(CUSIP Number)

Mark S. Blumenkranz

c/o Lagunita Biosciences, LLC

1440 O’Brien Drive, Suite D

Menlo Park, CA 94028

(650) 461-4503

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Michael Coke

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

November 15, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 483119103

1	NAMES OF REPORTING PERSON Lagunita Biosciences, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,144,390
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,144,390

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,144,390
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 483119103

1	NAMES OF REPORTING PERSON Lagunita, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,144,390
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,144,390

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,144,390
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 483119103

1	NAMES OF REPORTING PERSON Garland Investments, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 38,965
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 38,965

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,965
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 483119103

1	NAMES OF REPORTING PERSON Mark S. Blumenkranz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 157,765
	8	SHARED VOTING POWER 5,183,355
	9	SOLE DISPOSITIVE POWER 157,765
	10	SHARED DISPOSITIVE POWER 5,183,355

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,341,120
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1. Security and Issuer.

This Schedule on Schedule 13D (“Statement”) relates to the shares of common stock, par value $0.001 per share (“Common Stock”), of Kala Pharmaceuticals, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 490 Arsenal Way, Suite 120, Watertown, MA 02472. The Issuer’s Common Stock is listed on the Nasdaq Global Select Market under the symbol “KALA.”

Item 2. Identity and Background.

(a), (f)

This Schedule 13D is being filed jointly by Lagunita Biosciences, LLC, a Delaware limited liability company (“Lagunita Bio”), Lagunita, LLC, a Delaware limited liability company (“Lagunita”), Garland Investments, L.P., a Delaware limited partnership (“Garland”), and Mark S. Blumenkranz, a United States citizen (“Dr. Blumenkranz”, and collectively, the “Reporting Persons”).

(b)	The principal business address for Lagunita Bio, Lagunita, Garland and Dr. Blumenkranz is 1440 O’Brien Drive, Suite D, Menlo Park, CA 94028.

(c)

Dr. Blumenkranz is the managing partner of Lagunita and Garland. Lagunita is the manager of Lagunita Bio. The principal business of each of Lagunita Bio and Garland is purchasing, holding and selling securities for investment purposes.

(d), (e)

During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Persons disclaim membership in a group.

Item 3. Source and Amount of Funds or Other Consideration.

On November 15, 2021, the Issuer and its newly formed, direct wholly owned subsidiary, Ceres Merger Sub, Inc. (the “Merger Subsidiary”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Combangio, Inc. (“Combangio”) and Fortis Advisors LLC, solely in its capacity as Combangio Equityholder Representative in connection with the Merger Agreement, pursuant to which on November 15, 2021, the Merger Subsidiary merged with and into Combangio with Combangio surviving such merger and becoming a direct wholly owned subsidiary of the Company (the “Acquisition”). In connection with the closing of the Acquisition on November 15, 2021 (the “Closing”), the Issuer made an upfront payment of an aggregate of $5.0 million in cash to former Combangio stockholders and other equityholders (the “Combangio Equityholders”), subject to customary adjustments, and agreed to issue an aggregate of 7,788,667 shares of Common Stock, to the Combangio Equityholders consisting of (i) an aggregate of 6,815,129 shares of Common Stock to be issued on January 3, 2022 and (ii) an aggregate of 973,538 shares of Common Stock that will be held back by the Company and will be issuable subject to the terms of the Merger Agreement.

The shares of Combangio exchanged for the Issuer’s Common Stock in the Acquisition were held by the Reporting Persons, and were purchased with personal funds and working capital over which the Reporting Persons, through their roles described above in Item 2(c), exercise investment discretion. No borrowed funds were used to purchase the Issuer’s shares, other than borrowed funds used for working capital purposes in the ordinary course of business.

Item 4. Purpose of Transaction.

The Reporting Persons have acquired their right to shares of Issuer’s Common Stock for investment in connection with the Acquisition and, pursuant to the terms of the Merger Agreement, the shares of Issuer’s Common Stock will be issued to the Reporting Persons on January 3, 2022. The information set forth in Item 3 of this Statement is incorporated to this Item 4 by reference.

The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, would relate to or would result in: (a) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated in the foregoing clauses (a) through (i); provided that the Reporting Person may, at any time and subject to applicable law and the policies of the Issuer, review or reconsider his position with respect to the Issuer and reserves the right to develop such plans or proposals that would relate to or result in the transactions described above and may hold discussions with or make proposals to management, the board of directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

Dr. Blumenkranz is a director of the Issuer.

The Reporting Persons have been and may continue to be in contact with members of the Issuer’s management, the Issuer’s board of directors and others regarding alternatives that the Issuer could employ to maximize shareholder value. The Reporting Persons reserve the right, at a later date, to effect one or more of such changes and may acquire additional securities of the Issuer or dispose of or enter into other transactions in the shares they may be deemed to beneficially own.

Item 5. Interest in Securities of the Issuer.

(a) – (e)

The information set forth on the cover pages, Item 3, and Item 6 of this Statement are incorporated to this Item 5(a)-(e) by reference.

Ownership percentages set forth in this Statement are based on 73,288,942 shares of the Issuer’s common stock issued and outstanding and assume the issuance of the shares of common stock the Issuer agreed to issue in connection with the Acquisition, including (i) 65,500,275 shares issued and outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2021, (ii) 6,815,129 shares of common stock the Issuer agreed to issue in connection with the Acquisition and are to be issued on January 3, 2022, and (iii) 973,538 shares of common stock held back by the Issuer in connection with the Acquisition that will be issuable subject to the terms of that certain merger agreement entered into in connection with the Acquisition (the “Merger Agreement”).

As of the date hereof, Dr. Blumenkranz may be deemed to be the beneficial owner of 5,341,120 shares of common stock, constituting 7.3% of shares outstanding.

Dr. Blumenkranz has the sole power to vote or direct the vote of 157,765 shares; has the shared power to vote or direct the vote of 5,183,355 shares; has the sole power to dispose or direct the disposition of 157,765 shares; and has the shared power to dispose or direct the disposition of 5,183,355 shares.

Dr. Blumenkranz is the managing partner of Lagunita, and may be deemed to share with Lagunita voting and dispositive power over the shares held by Lagunita Bio, of which Lagunita is the manager, or an aggregate of 5,144,390 shares, constituting 7% of shares outstanding based upon 73,288,942 shares outstanding.

Dr. Blumenkranz is the managing partner of Garland, and may be deemed to share with Garland voting and dispositive power over the shares held by Garland, or an aggregate of 38,965 shares, constituting 0.1% of shares outstanding based upon 73,288,942 shares outstanding.

Dr. Blumenkranz has sole voting and dispositive power over an aggregate of 157,765 shares, constituting 0.2% of outstanding shares based upon 73,288,942 shares outstanding.

The shares beneficially owned by the Reporting Persons consist of (i) 5,144,390 shares held by Lagunita Bio, (ii) 38,965 shares held by Garland, and (iii) 157,765 shares held by Dr. Blumenkranz.

Dr. Blumenkranz disclaims beneficial ownership over the shares held by Lagunita, Lagunita Bio and Garland, except to the extent of his pecuniary interest therein.

The transactions by the Reporting Persons in the shares during the past sixty days are set forth in Exhibit A. All such transactions were carried out in connection with the Acquisition.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Effective upon the closing of the Acquisition, Dr. Blumenkranz was appointed to the Board of Directors of the Issuer. Dr. Blumenkranz and each entity listed above has ongoing rights and obligations as provided in the Merger Agreement, including the right to receive certain contingent consideration upon the occurrence of certain events. Such rights and obligations are described in the Current Report on Form 8-K filed by the Issuer with the Commission on November 15, 2021 and can be found, in their entirety, in Exhibit 2.1 thereto.

Dr. Blumenkranz entered into the Issuer’s standard form of indemnification agreement, a copy of which was filed as Exhibit 10.14 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 filed by the Issuer with the Commission on June 10, 2017. Pursuant to the terms of the indemnification agreement, the Issuer may be required, among other things, to indemnify Dr. Blumenkranz for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by him in any action or proceeding arising out of his service as a director of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit.	Description

A	Schedule of Transactions in Shares

B	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 24, 2021

Lagunita Biosciences, LLC

By:	Lagunita, LLC, its Manager

By:	/s/ Mark Blumenkranz
Name:	Mark Blumenkranz
Title:	Managing Partner

Lagunita, LLC

By:	/s/ Mark Blumenkranz
Name:	Mark Blumenkranz
Title:	Managing Partner

Garland Investments, L.P.

By:	/s/ Mark Blumenkranz
Name:	Mark Blumenkranz
Title:	Managing Partner

Mark Blumenkranz

By:	/s/ Mark Blumenkranz
Name:	Mark Blumenkranz

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 10001).